January 14, 2022

VIA EDGAR

Re: Acceleration Request for Generation Asia I Acquisition Limited

  Registration Statement on Form S-1 (File No. 333-260431)

Margaret Schwartz

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Generation Asia I Acquisition Limited (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 04:00 p.m., Eastern Time, on January 19, 2022, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact Jin Hyuk Park at (+852-2514-7665) of Simpson Thacher & Bartlett.

[Signature Page Follows]

Very truly yours,

Generation Asia I Acquisition Limited

By:	/s/ Roy Kuan
Name: Roy Kuan
Title: Chief Executive Officer

[Signature Page to Acceleration Request]